Formation Capital Corporation

CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED – PREPARED BY MANAGEMENT)

NOVEMBER 30, 2003

Suite 720 - 789 West Pender Street
Vancouver, B.C. Canada V6C 1H2
Tel: 604.682.6229 Fx: 604.682-6205
Website: www.formcap.com

COBALT . . . THE ESSENTIAL ELEMENT

FORMATION CAPITAL

(An exploration stage company)

Consolidated Balance Sheets

(Canadian dollars)

	(unaudited) Nine Months Ended **November 30 2003**	(audited) Year Ended **February 28 2003**
ASSETS		
CURRENT		
Cash and short-term deposits	$ 1,648,572	$ 273,577
Investments	1,141	1,141
Accounts receivable	22,273	12,293
Prepaid expenses and deposits	23,426	27,651
TOTAL CURRENT ASSETS	1,695,412	314,662
RECLAMATION DEPOSIT	22,085	24,033
MINERAL PROPERTIES (Note 6)	18,566,096	18,021,201
PROPERTY, PLANT AND EQUIPMENT (Note 2)	3,005,422	2,776,762
DEFERRED FINANCING COST (Note 3)	456,596	559,328
TOTAL ASSETS	$ 23,745,611	$ 21,695,986
LIABILITIES		
CURRENT		
Accounts payable and accrued liabilities	$ 431,228	$ 443,506
Current portion of capital lease obligation	---	5,197
TOTAL CURRENT LIABILITIES	431,228	448,703
CONVERTIBLE DEBENTURES (Note 5)	620,569	617,538
TOTAL LIABILITIES	1,051,797	1,066,241
SHAREHOLDERS' EQUITY		
Share capital (Note 8)		
Authorized		
50,000,000 preferred shares without par value		
250,000,000 common shares without par value		
Issued		
68,270,694 (2003 – 56,229,816 shares)	29,567,904	28,256,813
Subscriptions	1,197,500	---
Contributed surplus	1,010,656	1,010,656
Deficit, accumulated during exploration stage	(9,082,246)	(8,637,724)
TOTAL SHAREHOLDERS' EQUITY	22,693,814	20,629,745
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 23,745,611	$ 21,695,986

APPROVED BY THE BOARD

" Mari - Ann Green " Director

" J. Scott Bending " Director

FORMATION CAPITAL CORPORATION

(An exploration stage company)

Consolidated Statements of Operations

(Canadian Dollars)

	(unaudited) Three Months Ending		(unaudited) Nine Months Ending	
	November 30 2003	**November 30 2002**	**November 30 2003**	**November 30 2002**
EXPENSES				
Accounting and audit	$ 32,076	$ 18,323	$ 92,191	$ 84,714
Administration	21,735	21,735	65,205	109,455
Advertising and promotion	—	24,697	2,594	55,822
Bank charges and interest	62,631	57,501	177,361	180,744
Depreciation	9,965	15,340	30,551	43,569
Foreign exchange loss (gain)	(15,388)	2,666	(23,677)	(44,654)
Management fees	3,078	6,578	5,216	16,998
Legal fees	5,050	4,177	13,447	18,814
Listing and filing fees	4,740	10,245	19,449	27,825
Office	18,277	37,734	48,454	99,154
Shareholder information	4,154	4,187	16,077	13,448
	146,318	203,183	446,868	605,889
LOSS BEFORE UNDERNOTED ITEMS	(146,318)	(203,183)	(446,868)	(605,889)
OTHER INCOME	1,560	6,412	2,347	17,021
NET LOSS FOR THE PERIOD	(144,758)	(196,771)	(444,521)	(588,868)
DEFICIT at beginning of period	(8,937,488)	(8,264,505)	(8,637,725)	(7,872,408)
DEFICIT at end of period	$ (9,082,246)	$ (8,461,276)	$ (9,082,246)	$ (8,461,276)
Basic and fully diluted loss per share	$ (0.01)	$ (0.01)	$ (0.01)	$ (0.01)
Weighted average number of shares outstanding	63,222,603	48,713,969	63,222,603	48,713,969

FORMATION CAPITAL CORPORATION

(An exploration stage company)

Consolidated Statements of Cash Flows

(Canadian Dollars)

	(unaudited) Three Months Ending		(unaudited) Nine Months Ending	
	November 30 2003	**November 30 2002**	**November 30 2003**	**November 30 2,002**
OPERATING ACTIVITIES				
Net loss for the period	$ (144,758)	$ (196,771)	$ (444,521)	$ (588,868)
Items not involving cash				
Depreciation	9,965	15,340	30,551	43,569
Financing cost	34,244	34,244	102,732	100,524
Other Income	----	----	----	(6,718)
Change in non-cash operating working capital items				
Accounts receivable	(2,514)	21,188	(9,980)	3,352
Prepaids	(1,643)	32,736	4,225	(36,163)
Accounts payable	(186,242)	91,014	(12,278)	(908,650)
	(290,948)	(2,249)	(329,271)	(1,392,954)
FINANCING ACTIVITIES				
Lease obligation	(693)	(2,314)	(5,197)	(6,403)
Share capital issued for cash	----	----	1,451,546	4,391,030
Convertible debenture interest	----	----	(64,500)	
Convertible debenture accretion	22,510	22,509	67,531	45,020
Share issue expenses	(81,776)	(15,551)	(140,456)	(306,236)
Subscriptions	1,197,500	----	1,197,500	
Deferred financing costs	----	----	----	(120,000)
	1,137,541	4,644	2,506,424	4,003,411
INVESTING ACTIVITIES				
Mineral property expenditures	(145,873)	(616,360)	(544,895)	(1,351,299)
Property, plant and equipment	(58,497)	(77,818)	(259,211)	(1,272,465)
Reclamation deposits	1,472	----	1,948	
Proceeds on sale of investments	----	----	----	6,800
	(202,898)	(694,178)	(802,158)	(2,616,964)
NET CASH INFLOW (OUTFLOW)	643,695	(691,783)	1,374,995	(6,507)
CASH AND SHORT-TERM DEPOSITS, BEGINNING OF PERIOD	1,004,877	722,353	273,577	37,077
CASH AND SHORT-TERM DEPOSITS, END OF PERIOD	$ 1,648,572	$ 30,570	$ 1,648,572	$ 30,570

1. NATURE OF OPERATIONS

The Company was incorporated on June 13, 1988 under the Company Act of British Columbia and commenced operations on that date. The Company, directly and through joint exploration ventures, is in the process of exploring its resource properties and has not yet determined, through a bankable feasibility study, whether these properties contain ore reserves, which are economically recoverable.

The Company's emergence from the exploration stage and the recoverability of the amounts shown for resource properties is dependent upon the quantity of economically recoverable reserves, on the ability of the Company to obtain financing to complete exploration and development of the properties, on the timing of legislative or regulatory developments relating to environmental protection, and on future profitable operations or proceeds from the disposition thereof.

These interim consolidated financial statements include the accounts of the company and its wholly-owned subsidiaries, Formation Capital Corporation U.S., a Nevada corporation, Formation Chemicals, Inc. an Idaho corporation, Coronation Mines Ltd., a Saskatchewan company and Minera Terranova S.A. de C.V., a Mexican company. All inter-company transactions and balances have been eliminated. These interim financial statements should be read together with the Company's audited consolidated financial statements for the year ended February 28, 2003.

2. PROPERTY, PLANT AND EQUIPMENT

	November 30 2003			February 28, 2003
	Cost	Accumulated Depreciation	Net Book Value	Net Book Value
Land and building	$ 170,542	$ 38,740	$ 131,802	$ 134,918
Plant	2,780,730	-	2,780,730	2,522,150
Office furniture, fixtures and equipment	364,312	300,773	63,539	81,050
Vehicle	98,661	69,310	29,351	38,644
	$ 3,414,245	$ 408,823	$ 3,005,422	$ 2,776,762

3. DEFERRED FINANCING COST

	November 30, 2003	February 28, 2003
Promissory Notes Warrants (Note 4)	$ 140,000	$ 140,000
Convertible Debentures Warants (Note 5)	369,405	369,405
Convertible Debentures Broker Fee (Note 5)	60,000	60,000
Convertible Debentures Issue Expenses	120,000	120,000
	689,405	689,405
Accumulated Amortization	(232,809)	(130,077)
	$ 456,596	$ 559,328

4. PROMISSORY NOTES

	November 30, 2003	February 28, 2003
Promissory notes issued on December 14, 2001, $400,000, and February 5, 2002, $400,000, bear interest at 7.5% per annum, are secured by a general security agreement over the assets of the Company and are due on March 29, 2002 (Note 5).	$ -	$ -

The promissory note issued on February 5, 2002 was financed with warrants to purchase 1,333,333 common shares of the Company at $0.30 per share for five years and additional security provided by the U.S. subsidiary in the form of a guarantee (Note 8 (e)(i)).

The warrants were valued at $140,000 using an option pricing model assuming no dividends are to be paid, vesting occurring on the date of the grant, exercising on the last day before expiry, a weighted-average volatility of the Company's share price of 73% and a weighted-average risk free rate of 4.45%.

The value attributed to the warrants has been recorded as additional paid-in capital with an offsetting amount being recorded as a deferred financing cost. The deferred financing cost will be amortized into operations on a straight-line basis over the term of the debt $20,322 (2003 - $20,322), (Note 3).

5. CONVERTIBLE DEBENTURES

	November 30, 2003	February 28, 2003
7.5% p.a. secured, convertible redeemable debentures	$ 620,569	$ 617,538

On April 3, 2002, the Company closed a private placement of 800 units (where a unit consists of $1,000 principal amount debenture and 3,333 warrants) consisting of 7.5% secured convertible (at $0.25 per share) redeemable debentures (the "Debentures") in the total principle amount of $800,000 and 2,666,400 non-transferable share purchase warrants, each warrant entitling the holder to purchase one common share of the Company at a price of $0.30 per share for five years. A fee comprised of 60 units consisting of Debentures in the total principle amount of $60,000 and 519,980 warrants, exercisable on the same terms as the private placement warrants, was incurred in connection with the placement. Management has recorded certain fees as Deferred Financing Costs that are amortized into operations on a straight-line basis over the term of the debt (Note 3). Concurrent with the closing of the private placement, the promissory notes issued by the Company were cancelled (Note 4).

The Company has the right in certain circumstances to redeem the Debentures. The Debentures have been accounted for as a compound financial instrument comprising both a financial liability and an equity instrument and the Company determined that the equity component of the secured convertible debentures amounted to $325,000. This amount represents the fair value of the holder's option to convert the debentures into common shares.

The carrying amount of the financial liability at November 30, 2003 includes accretion of $117,451 for the principal portion and $32,798 for the interest portion of the liability.

The warrants were valued at $369,405 using an option pricing model assuming no dividends are to be paid, vesting occurring on the date of the grant, exercising on the last day before expiry, a weighted-average volatility of the Company's share price of 77% and a weighted-average risk free rate of 4.91%. The value attributed to the warrants has been recorded as contributed surplus with an offsetting amount being recorded as a deferred financing cost. The deferred financing cost will be amortized into operations on a straight-line basis over the term of the debt.

6. RESOURCE PROPERTIES

Resource properties at November 30, 2003 consist of:

	November 30, 2003	February 28, 2003
Idaho Cobalt Belt		
Idaho Cobalt Project	$ 13,710,645	$ 13,208,549
Black Pine	3,191,541	3,180,275
Badger Basin	96,752	95,534
	16,998,938	16,484,358
Other Projects		
Morning Glory/Wallace Creek	376,892	369,494
Los Cocos	788,351	782,412
El Milagro	233,096	223,379
Flin Flon	65,645	65,645
Queen of the Hills	25,213	19,379
Compass/Kernaghan	2,268	2,268
Virgin River	9,230	8,570
Other	66,463	65,696
	1,567,158	1,536,843
	$ 18,566,096	$ 18,021,201

7. PURCHASE OF BENEFICIATION PLANT

The Company entered into an option and sale agreement to option/purchase certain refining facilities and property located in Big Creek, Idaho. The original consideration was determined as US$1,575,000 payable in instalments by March 31, 2003.

Subsequent to the year ended February 28, 2003, the agreement was amended and the total consideration was determined at US$1,275,000. As of February 28, 2003, the Company had paid the total purchase price and exercised its option to purchase the refining assets.

Current carrying cost:

	November 30, 2003	February 28, 2003
Option payments (US$1,275,000)	$ 2,010,000	$ 2,010,000
Deferred costs of acquisition	770,730	512,150
	$ 2,780,730	$ 2,522,150

8. SHARE CAPITAL

a) During the period ended November 30, 2003, the Company issued 542,500 units for gross proceeds of $108,500. Each unit consists of one common share and one-half non-transferable common share purchase warrant. Each share purchase warrant entitles the holder to acquire an additional common share at $0.25 per share until June 02, 2005.

b) During the period ended November 30, 2003, the Company issued 5,254,313 shares for gross proceeds of $788,147. These shares were issued on a conditional approval to lower the exercise price of outstanding warrants until July 31, 2003 after which the balance of outstanding warrants would revert back to their original terms.

c) During the period ended November 30, 2003, the Company issued 3,082,775 units for gross proceeds of $554,900. Each unit consists of one common share and one-half non-transferable common share purchase warrant. Each share purchase warrant entitles the holder to acquire an additional common share at $0.23 per share until August 22, 2005.

Common shares issued and outstanding

	Common shares without par value	
	Shares	Amount
Balance, February 28, 2003	59,391,106	$ 28,256,813
Issuance of common shares for cash	8,879,588	1,451,546
Share issue costs	-----	(140,455)
Balance November 30, 2003	68,270,694	$ 29,567,904

d. The following stock options were granted during the three months ended November 30, 2003

Name	Number of Options	Price	Expiry Date
Bailey, Brent C.	100,000	$0.18	October 20, 2005
Pegg Geological	100,000	$0.18	October 20, 2005
Fadyshen, Patrick M.	50,000	$0.36	November 16, 2005

(i) As at November 30, 2003 the outstanding stock options were as follows:

Number of Shares	Price	Expiry Date
225,000	$0.25	February 26, 2004
695,000	$0.31	June 27, 2004
150,000	$0.28	September 12, 2004
100,000	$0.20	November 19, 2004
1,430,000	$0.25	February 26, 2005
165,000	$0.34	July 18, 2005
220,000	$0.15	May 12, 2005
165,000	$0.28	September 12, 2005
100,000	$0.20	November 21, 2005
3,045,000	$0.15	May 12, 2006
200,000	$0.18	October 20, 2005
50,000	$0.36	November 16, 2005
6,545,000		

(ii) As at November 30, 2003, outstanding exercisable stock options were as follows:

	November 30, 2003	Weighted Average Exercise Price	February 28, 2003	Weighted Average Exercise Price	February 28, 2002	Weighted Average Exercise Price
Balance outstanding, beginning of year	4,500,000	$ 0.27	4,637,500	$ 0.27	3,265,000	$ 0.27
Activity during the year						
Options granted	3,515,000	0.15	680,000	0.27	3,112,500	0.27
Options exercised	-	-	-	-	(1,425,000)	0.27
Options cancelled/ expired	(1,470,000)	0.27	(817,500)	0.26	(315,000)	0.33
Balance outstanding, end of period	6,545,000	$ 0.21	4,500,000	$ 0.27	4,637,500	$ 0.27

(iii) During the year ended February 28, 2003, 250,000 (2002 - 690,000) stock options were issued to non-employees and non-directors. Using the fair value method for stock based compensation, consulting costs of $38,876 (2003 - $60,343) were capitalized to resource properties. These amounts were determined using an option pricing model assuming no dividends are to be paid, vesting occurring on the date of the grant, exercising on the last day before expiry, a weighted average volatility of the Company's share price of 95% (2002 - 66%) and a weight average risk free rate of 4.13% (2002 – 4.12%).

e. As at November 30, 2003 outstanding warrants were as follows:

Number of Warrants	Exercise Price	Expiry Date
521,120	$0.30	March 23, 2004
1,860,000	$0.30	April 12, 2004
5,530,000	$0.30	June 21, 2004
2,758,000	$0.30	June 25, 2004
3,588,667	$0.30	August 31, 2004
1,325,062	$0.25	March 01, 2005
146,250	$0.25	June 02, 2005
1,541,387	$0.23	August 22, 2005
698,000	$0.50	March 22, 2006
1,333,333	$0.30	February 05, 2007
3,186,380	$0.30	April 03, 2007
22,488,199		

i) The changes in warrants during the previous periods were as follows:

	November 30, 2003	Weighted Average Exercise Price	February 28, 2003	Weighted Average Exercise Price	February 28, 2002	Weighted Average Exercise Price
Balance outstanding, beginning of year	26,751,377	$ 0.32	6,444,833	$ 0.49	5,126,500	$ 0.44
Activity during the period						
Warrants issued	1,812,635	0.23	22,496,544	0.30	4,254,833	0.44
Warrants exercised	(5,254,313)	0.15	-	-	(700,000)	0.40
Warrants expired/ cancelled	(821,500)	0.50	(2,190,000)	0.60	(2,236,500)	0.49
Balance outstanding, end of period	22,488,199	$ 0.30	26,751,377	$ 0.32	6,444,833	$ 0.49

During the period ended November 30, 2003, conditional approval was received to lower the exercise price of 26,723,125 outstanding share purchase warrants held by arm's length parties to $0.15 until July 31, 2003. Gross proceeds of $788,147 were received on the exercise of 5,254,313 share purchase warrants with the unexercised warrants reverting back to their original terms and conditions.

During the period ended November 30, 2003, 1,560,500 warrants with an expiry date of March 22, 2003 were extended for a three year period with the same terms and conditions.

During the year ended February 28, 2002, 2,190,000 warrants with an expiry date of September 12, 2001 were extended by three months to December 12, 2001 at the same price of $0.40 per share, and thereafter at a price of $0.60 per share until March 12, 2002. This change in pricing is reflected in the weighted average exercise price at year-end. These warrants have subsequently expired.

9. RELATED PARTY TRANSACTIONS

a) During the period ended November 30, 2003, the Company incurred:

(i) administration fees of $65,205 (2003 - $109,720) to a director and financial services fees of $ 48,645 (2003 – $48,645) to an officer; and

(ii) resource property expenditures, including consulting fees, of $115,315 (2003 - $123,248) to directors.

b) As at November 30, 2003, accounts payable include $10,338 (2003 - $7,408) due to directors and officers.

10. SEGMENTED INFORMATION

The Company's non-current assets by geographic location are as follows:

	November 30, 2003	February 28, 2003
Canada	$ 628,253	$ 740,025
United States	20,399,203	19,631,932
Mexico	1,022,743	1,009,367
	$ 22,050,199	$ 21,381,324

11. SUBSEQUENT EVENTS

Subsequent to November 30, 2003 the Company

(a) issued 40,000,000 units for gross proceeds of $10,000,000 on the closing of a brokered and non-brokered private placement. Each unit consists of one share of the Company and one-half non-transferable common share purchase warrant. Each whole share purchase warrant entitles the holder to acquire one share of the Company at $0.50 per share until December 05, 2005. A 6% cash commission was paid to the agents and agents warrants equal to 6% of the number of units sold under the brokered financing were issued.

(b) issued 1,600,000 and 240,000 common shares on the conversion of the 7.5% secured convertible redeemable debentures in the amounts of $400,000 and $60,000.

(c) issued 4,189,250 common shares for proceeds of $1,238,313 on the exercise of share purchase warrants.

(d) issued 545,000 common shares for proceeds of $127,700 on the exercise of stock options.

Third Quarter Report to Shareholders

In the third quarter of fiscal 2004 Management made some hard choices that were vindicated by subsequent events. The arduous decision not to proceed with a US$5 million credit facility was made in early September, when it was also announced that the Company had raised $554,900 through a non-brokered private placement. This ultimately proved to be in the best interest of the shareholders and the advancement of the Company's flagship property, the Idaho Cobalt Project (ICP) and its Big Creek Hydrometallurgical Complex (the Complex). Management was prompted to aggressively pursue other means of suitable financing. In November this resulted in the Company proceeding with an $8 million brokered private placement that was ultimately increased to $10 million. With this new injection of cash subsequent to the end of the quarter, the Company proceeded directly to expediting the permitting process of the ICP by retaining Shaw Environmental & Infrastructure, and commenced the re-starting of the silver refining section of the Complex.

Concurrent with the financing, developments in the cobalt market took many analysts by surprise. Recovering from a post 9/11 slump coupled with anticipated cobalt shortages looming in the midst of projected near 5% annual increases in demand through to 2009, the price of cobalt attained new highs reminiscent of the early 1990's. The combination of the increase in the price of cobalt, the predictions for its future and the robust economics of the Idaho Cobalt project under bullish commodity market conditions contributed to intense interest in the Company's previously announced, now oversubscribed $8 million financing. As a result, on December 1st the Company announced it was increasing its financing to $10 million, which was successfully closed on December 5, 2003.

The quarter opened with cobalt trading at US$9.80/lb. In early October it broke through US$10/lb and continued to rise steadily to close the quarter at over US$16/lb. The Company's ICP economics were calculated utilizing a cobalt price of US$12/lb producing cobalt chemicals. At this price the project's Net Present Value (NPV), discounted 8%, is US$124 million. With the recent cobalt price increases, this NPV rose from US$124 million to just under US$192 million, with a corresponding increase in Internal Rates of Return from 63% to 93% utilizing a US$16/lb cobalt price. At the time of writing, cobalt traded at US$28/lb, with a spot price of US$30/lb. At $28/lb, the project's NPV, discounted 8%, is an impressive US$403 million, with a corresponding IRR of 177%. Although it is difficult to predict if cobalt will maintain $28/lb and above, it would appear likely that cobalt has attained new higher sustainable price levels which bode extremely well for Idaho Cobalt Project economics.

In September the Company announced that negotiations for the US$5,000,000 financing announced in July 21 of 2003 would not be proceeding by reason of the substantive and fundamental differences between the terms of the credit facility documents presented and the terms of the previously announced Heads of Agreement. Although to many at the time this may have appeared as a setback, Management realized this was a necessary precursor to obtaining its longer term financing goals. In conjunction with the Company's immediate financing requirements, it was also announced the Company had closed a private placement with the issuance of 3,082,775 units at $0.18 per unit, each unit being comprised of one common share and one half common share purchase warrant, each whole common share purchase warrant entitling the holder to purchase one additional common share of the Company at a price of $0.23 per share until August 22, 2005. On the closing of the private placement, the Company realized gross proceeds of $554,900.

Undoubtedly the most significant announcement of the quarter was made on November 7, 2003, when Formation Capital engaged Jennings Capital Inc., as lead agent, Desjardins Securities and Dominick & Dominick Securities Inc., to complete a private placement to qualified investors of up to 32,000,000 Units of the Company at a price of $0.25 per Unit. Each Unit was comprised of one common share and one half common share purchase warrant, each whole common share purchase warrant entitling the purchase of one additional common share of the Company at a price of $0.50 per share for a period of two years from the date of closing of the private placement. The Company paid a 6% cash commission to the agents, and issue agents warrants equal to 6% of the number of Units sold under the private placement.

The announcement of the financing coincided with a period of dramatic, steady increases in the price of cobalt that resulted in unprecedented attention being drawn to the financing. To accommodate this demand, subsequent to the end of the quarter the financing was increased from 32 million units to 40 million units under the same terms and conditions previously announced.

Then, on December 8, 2003, a hard fought milestone for the Company was attained. Formation Capital announced it had successfully completed its $10 million financing, allowing it to proceed with both its short and longer term goals. Portions of the proceeds raised are earmarked for re-starting the silver refinery section of the Complex, with the shorter-term goal of attaining cash flow, possibly as early as the second quarter of 2004. The remaining funds are considered sufficient to proceed with the permitting process on the ICP with the ultimate objective of cobalt concentrate production in late 2005.

With funds now in place, Formation wasted little time in expediting the permitting process. In mid-December the Company announced they had retained Shaw Environmental & Infrastructure, Inc. (Shaw E & I), to assist with the overseeing, coordination, and management of the Company's permitting program under the National Environmental Policy Act process. This process governs the procedures to complete the Environmental Impact Statement and receive a Record of Decision from the United States Department of Agriculture Forest Service in regards to the permitting of the ICP. Shaw E & I is one of the largest full-service Environmental Consulting/Engineering contractors in the United States and is well versed in environmental and permitting projects within Idaho.

A wholly owned subsidiary of The Shaw Group, Shaw E & I is comprised of more than 6,000 professionals located in more than 90 offices throughout the U.S. and abroad. It has provided innovative solutions for environmental and infrastructure projects worldwide. Through acquisition, Shaw E & I brings together the resources of two industry leaders: the IT Group and Stone & Webster, Inc. Shaw E & I offers support throughout all phases of a project, from planning and permitting through design, construction, operation and reclamation.

Shaw E & I's key management personnel assigned to the Idaho Cobalt Project offer more than 50 years of combined experience in Environmental and Engineering services. Mr. Conrad Parrish, P.Eng., MBA, a mining environmental professional with over 25 years of experience, is known for the breadth of his experience in the technical, regulatory, business and governmental relations aspect of environmental work. Mr. Richard Schowengerdt is a principal engineer and hydrogeologist providing over 27 years of engineering, hydrological and construction expertise in environmental engineering and remedial investigations, design, construction and project management to the mining industry.

Concurrent with fast-tracking the permitting process of the ICP, in the new year the Company announced that its wholly owned subsidiary, Formation Chemicals, Inc., had commenced the process of re-starting the silver refining section of Complex located near Kellogg, Idaho. Mr. John L. Allen, Corporate Vice President of Operations and General Manager of Formation Chemicals, Inc. is overseeing the re-starting process. Mr. Allen has 24 years of mineral processing experience and served for many years in various operating, metallurgical and project development capacities with Sunshine Mining and Refining Company.

The restarting process includes the hiring of key personnel, the development of the Safety Rules Manual and Safety Training Program for future employees, the hiring of specific and general contractors, and notifying potential customers that the refinery is expected to be operational for the processing of high content silver materials by mid 2004. To that end, various contractors are on site performing equipment maintenance, repair, and general cleanup, and potential customers are in the process of being notified. As well, Mr. Michael T. Perry joined Formation Chemicals, Inc. on January 1, 2004 as Comptroller for the Kellogg, Idaho operation. Mr. Perry holds a Bachelor of Science in Business Administration and Management degree from the University of Phoenix. He brings with him extensive experience in the metallurgical and general accounting fields specifically required for this operation and is intimately familiar with the Complex and its previous operation. Formation Chemicals, Inc. has successfully identified additional candidates to fill other critical job functions.

The developments of this past quarter and subsequent to date have long been anticipated. Formation Capital Corporation now has the means to re-start the silver refinery to generate cash flow and complete the permitting of the ICP.

FORMATION CAPITAL CORPORATION

"Mari-Ann Green"

Mari-Ann Green, C.E.O.

January 26, 2004

MANAGEMENT'S DISCUSSION AND ANALYSIS

The following discussion of the results of operations of the Company for the fiscal periods ended November 30, 2003 and November 30, 2002 should be read in conjunction with the audited, February 28, 2003 financial statements of the Company and notes thereto. There have been no major changes in the accounting policies during the two-year period with the exception of the adoption of the stock based compensation policy, in accordance with the new accounting recommendations of the CICA. The adoption of this policy had no material effect on the Company's financial statements.

Management maintains a system of internal controls to obtain assurance that the Company's assets are safeguarded, transactions are authorized and financial information is reliable.

The Board of Directors is responsible for ensuring management fulfills its responsibilities. The Audit Committee reviews the results of the audit and the annual financial statements prior to their submission to the Board of Directors for approval.

In Management's view, given the nature of the Company's business and stage of development, the most meaningful and material financial information concerning the Company relates to its current liquidity and capital resources. The following is a summary of the results of the Company's operations and activities for its last two completed financial years and the anticipated impact of these historical operations on the future activities of the Company.

Description of Business

The Company is engaged in the acquisition and exploration of mineral resource properties and, if warranted, the development of these properties. Currently, the Company holds properties in Manitoba, Saskatchewan, the United States and Mexico. The Company, either directly or through its three subsidiaries, Coronation Mines Limited, Formation Capital Corporation U.S. and Minera Terranova S.A. de C.V., has, for the years since inception, been engaged in the business of exploring for minerals in Canada, the United States and Mexico. Resource property acquisition and exploration expenditures to November 30, 2003 are approximately $21.1 million. More recently the Company has set up a fourth wholly owned subsidiary, Formation Chemicals, Inc. that has successfully completed the purchase of the Big Creek Hydrometallurgical Complex ("Complex"). This expenditure of $2.8 million includes the acquisition and all associated due diligence and legal costs. The goal is to re-establish the Complex for refining third party silver, which is currently considered the most opportune route to cash flow. Expenditures in the Idaho Cobalt Belt, where the Company's Idaho Cobalt Project ("ICP") has reached the permitting and feasibility stages, account for over 92% of all mineral property expenditures.

The Company, during the periods under review, through rigorous exploration, economic evaluation and permitting programs, has identified an ore body, which warrants commercial development. The Company's main source of funds is from the sale of equity capital. As the Company has not as yet put a property into production, the Company's revenues arise from interest on funds on hand. The Company has accumulated properties predominately in Lemhi County, Idaho, United States, comprised primarily of the Idaho Cobalt Project, Black Pine Property, and the Morning Glory Property. In addition, the Company has interests in resource properties in Mexico and Canada. Although Management considers that all properties currently held have potential, the Company has concentrated its efforts over the last two years on the development of the ICP and the acquisition of the Complex, which is an integral part of the economics of the ICP mining process.

Results of Operations

The consolidated loss for the period ended November 30, 2003 was $444,521 or $0.01 per share compared with a loss of $588,868, also $0.01 per share, in November 30, of 2002. General and administrative expenses totaled $446,868 which was a decrease of 26% from the previous year of $605,889. This decrease in administrative fees is related mainly to the issuance in the period ended November 30, 2002 of 150,000 shares with a deemed value of $44,250 relating to the stepping aside of the Chairman and CEO for a short period while the Company under went some restructuring. Excluding the foreign exchange gain which was down from $44,654 in November 30, 2002 to $23,677 in November 30, 2003, the Company had a 27.6 % decrease in overall expenses reflected in advertising and promotion, bank charges and interest, management, legal, listing fees and general office expenditures offset by a slightly higher shareholder information, accounting and audit expenses. Financing costs are still a major contributor to the expenses with a portion of the promissory notes with warrants and the debenture costs being expensed during the quarter. In November 30, 2002 the Company recorded an income (expense) of $17,021, which was the amount of interest income along with the sale of investments as compared to the net effect from the current period ended November 30, 2003, which was $2,347. The decrease was mainly attributed to the sale on investments in the period ended November 30, 2002.

Capital Resources and Liquidity

During the period ended November 30, 2003 the Company received gross proceeds of $1,451,546 on the closing of two private placements and the exercise of share purchase warrants. The Company closed the first private placement for gross proceeds of $108,500 with the issuance of 542,500 units. Each unit consists of one common share of the Company and one-half non-transferable common share purchase warrant. Each whole share purchase warrant entitles the holder to acquire an additional share of the Company at $0.25 until June 02, 2005.

Also during the period ended November 30, 2003, the Company issued 5,254,313 shares for gross proceeds of $788,147. These shares were issued on a conditional approval to lower the exercise price of outstanding arms length warrants until July 31, 2003, after which the balance of outstanding warrants would revert back to their original terms and conditions.

During the period ended November 30, 2003, the Company also closed a second private placement and issued 3,082,775 units for gross proceeds of $554,900. Each unit consists of one common share and one-half non-transferable common share purchase warrant. Each share purchase warrant entitles the holder to acquire an additional common share at $0.23 per share until August 22, 2005.

During the period ended November 30, 2002 the Company closed a private placement in five tranches which raised $4,275,380 through the issuance of 17,101,520 common shares and warrants generating net proceeds of $3,969,140. The Company also closed a private placement of units consisting of 7.5% secured convertible (at $0.25 per share) redeemable debentures in the total principle amount of $800,000 and 2,666,400 non-transferable share purchase warrants, each warrant entitling the holder to purchase one common share of the Company at a price of $0.30 per share for five years. A fee comprised of a $60,000 debenture and 519,980 warrants, exercisable on the same terms as the private placement warrants, was paid to Clubb Capital Ltd. Concurrent with the closing of the private placement, the promissory notes issued by the Company were cancelled.

Deferred exploration expenditures decreased to $145,873 in the quarter ended November 30, 2003 from $616,360 in the quarter ended November 30, 2002, with the decrease related directly to a lack of adequate funding which subsequent to the end of the quarter has been remedied with the equity financing $10,000,000. There were expenditures of $259,211 on property, plant and equipment in the period ended November 30, 2003 relating mostly to the beneficiation plant verses $1,272,465 in the period ended November 30, 2002 relating primarily to payments made on the option to purchase the Complex. Deferred financing costs in the amount of $456,596 on November 30, 2003 compared to $593,572 in November 30, 2002 are related to the valuation of the warrants on the promissory notes, the warrants on the debenture and the fee debenture and will be written off over the term on a straight line basis (five years) and are charged to operations as a financing cost.

After funding operating cash losses, net of working capital charges of $329,271 cash reserves increased by $1,374,995 resulting in a cash balance at November 30, 2003 of $1,648,572. Total assets increased in November 30, 2003 by 11.9% from the comparative period ended November 30, 2002 to $23,745,611 and shareholders' equity closed the period at $22,693,814 reflecting the net loss for the period, offset by the private placement financings and common share issuances.

The Company has significantly improved on its working capital deficiency of $134,041 at year end with the raising of a gross amount of $1,451,546, and stands with positive working capital of $1,264,184 at the period ended November 30, 2003.

The Company expects to focus its activities on the Idaho Cobalt Project through the permitting and feasibility stages. As opportunities present themselves, the Company will form joint ventures in order to reduce shareholder risk and conserve working capital.

Outlook

The Company has raised $29.7 million dollars through the sale of securities and share issuances since its inception. Of this amount, over 71% has been expended directly on property development with an additional $2,780,730 expended on the acquisition of the Complex. As at November 30, 2003, cash of $1,684,572 remained on hand. The Notice of Election to exercise the option to acquire full ownership of the Complex was a long awaited step, which coincides with the permitting efforts and moves the Company even closer to its goal of being America's sole integrated cobalt miner and chemical refiner.

The raising of additional funds subsequent to the quarter ended November 30, 2003 through the exercise of warrants, exercise of stock options and additional equity funding should allow the Company to continue the permitting and development of its ICP in a much more assertive manner, as well as allow the Company to potentially realize cash flow from the silver refinery section of the Complex prior to the commencement of the production of cobalt concentrate from its ICP. This will alleviate the Company's current reliance on the issuance of equity for the purpose of raising capital.

The Company has no source of revenue from operations and its ability to conduct its operations, including the acquisition, exploration, and development of mineral properties, is currently based on its ability to raise funds from equity sources. Acquisition costs of resource properties together with direct exploration and development expenditures thereon are deferred in the Company's accounts. When and if production is attained, these costs will be amortized. Mineral properties and investments are written down when Management determines there is little or no possibility of recovery from such properties or investments. Management reviews annually the carrying value of the Company's interest in each property and, where necessary, the properties are written down to the estimated recoverable amount determined on a non-discounted basis after giving effect to any property option agreements and cost recovery agreements. Costs relating to properties abandoned are written off when the decision to abandon such properties is made.

This Management Discussion and Analysis contains several forward-looking statements. The forward-looking statements contained herein are subject to certain risks and uncertainties that could cause actual results to differ materially from those projected. Readers are cautioned not to place undue reliance on these forward-looking statements, which reflect management's analysis only as of the date hereof. Readers should be aware the Company is under no obligation to publicly release the results of any revision to these forward-looking statements, which may not reflect circumstances, or occurrences of unanticipated events after the date of this document.

"Mari-Ann Green"

Mari-Ann Green
Chairman, C.E.O.

"J. Paul Farquharson"

J. Paul Farquharson
C.F.O.